Exhibit 99.2

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Corporation

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

CALL NOTICE

ANNUAL SHAREHOLDERS’ MEETING

The Shareholders of Suzano Papel e Celulose S.A. (the “Company”) are hereby invited, in accordance with Article 124 of Federal law No. 6,404/1976, to convene in the Annual Shareholders’ Meeting to be held on April 18, 2019 at 9:30 a.m., at the Company’s registered office located at Av. Professor Magalhães Neto, nº 1752, in the City of Salvador, State of Bahia, CEP 41810-012, to consider and vote on the following agenda:

(1)                       To examine the management accounts related to the fiscal year ended December 31, 2018;

(2)                       To examine, discuss and vote on the financial statements of the Company for the fiscal year ended December 31, 2018, and to review the management report for referred fiscal year;

(3)                       To consider and vote on the allocation of net income for the fiscal year ended December 31, 2018 and on the distribution of dividends;

(4)                       To set the overall annual compensation of the Management and Audit Board of the Company; and

(5)                       To inform the change of a newspaper in which the Company will publish its disclosures.

General Instructions

The consolidated description of the matters on the agenda is available in the Management Proposal which, jointly with the other documents to be examined in the Shareholders’ Meeting, are available to Shareholders on the Company’s investor relations website (www.suzano.com.br/ri) and on the websites of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br) and the São Paulo Stock Exchange – B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Shareholders may participate in the Shareholders Meeting in person or via a duly appointed proxy, in accordance with Paragraph 1, Article 126 of Federal Law No. 6,404/1976. Accordingly, proxies must have been appointed less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association or a financial institution. In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal persons may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the rules of the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney. Similarly, shareholders that are investment funds, in accordance with the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

We inform that Shareholders must attend the Shareholders Meeting bearing proof of their ownership of shares issued by the Company issued no more than four (4) business days prior to the date of the Shareholders Meeting by the stock transfer agent or custody agent, and: (a) in the case of individuals: official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy appointment; (b) in the case of legal persons: valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers; and, (c) in the case of investment funds: valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator  or manager, as applicable, and minutes of election of the managers of the administrator or manager. In the event that such documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translated, with notarization, consularization and/or apostillation thereof not required. Note that documents in English and Spanish also do not require translation. Representation documents will be verified and confirmed prior to the Shareholders Meeting.

Without prejudice to Paragraph 2, Article 5 of CVM Instruction No. 481/2009 and in accordance with the practices adopted by the Company in the last call notices to expedite the process of convening the Shareholders’ Meetings, the Company requests that shareholders represented by proxy lodge the respective proxy instrument and proof of ownership of the shares for participation in the Shareholders Meeting at the registered office of the Company at least forty-eight (48) hours prior to the date of the Shareholders Meeting.

The Company informs that it has implemented a remote voting system, pursuant to CVM Instruction 481/2009 (as amended), enabling its shareholders to submit instructions with their votes in accordance with the law, in which case the respective absentee ballots must be received by the Company or by the stock transfer agent of its shares, or also the custody agent, as applicable, by April 11, 2019 (included). For more information, shareholders must observe the rules in CVM Instruction 481/2009 and the procedures described on the absentee ballots made available by the Company.

São Paulo, March 19, 2019.

David Feffer

Chairman of the Board